September 4, 2020

David L. Orlic
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Emles Trust; File Nos. 333-238758 and 811-23431

Dear Mr. Orlic:

On May 29, 2020, Emles Trust (the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”). The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the letter we received from you, dated June 25, 2020, as indicated below and additional comments taken verbally by Krisztina Nadasdy on August 19, 2020. Please find also below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

As part of Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently with this response letter, the Registrant has included two new series: Emles Luxury Goods ETF and Emles Federal Contractors ETF. The Registrant has also decided to no longer pursue the following funds as part of its initial Registration Statement: Emles Alternative Credit ETF, Emles AAA ABS ETF, Emles High Quality ABS ETF, Emles CoCo ETF, Emles Partners Fund, Emles Infrastructure Opportunity Fund and Emles Infrastructure Select 40 Fund. Pre-Effective Amendment No. 1 to the Registration Statement, therefore, includes the following series, each of which is an ETF: Emles Luxury Goods ETF, Emles Federal Contractors ETF, Emles Protective Allocation ETF, Emles Real Estate Credit ETF, Emles @Home ETF and Emles Made in America ETF. Since Amendment No. 1 to the Registration Statement no longer includes any series that are mutual funds, the mutual fund SAI has also been removed.

General

Comment 1.	Given the market in which certain of the index funds are investing, please advise whether the total asset size of the constituent universes present any issues for the funds if the funds accumulate significant assets as a percentage of the total investable market. If so, please disclose any risks for investors that relate thereto.

Response:	The index funds will continuously monitor their size in order to ensure that assets under management do not exceed availability of attractive investment opportunities in order to achieve their respective investment objectives.

David L. Orlic

September 4, 2020

Comment 2.	Please provide the full index methodology for each index fund as supplemental information.

Response:	The Registrant provided the full index methodology for each index on a supplemental basis, including the methodologies for the Emles Luxury Goods ETF and Emles Federal Contractors ETF, and revised methodologies for the Emles American Manufacturing Index and the Solactive U.S. Real Estate Bond Index (to replace the Emles Real Estate Credit Index).

Comment 3.	Disclosure with respect to certain indices does not describe how they are weighted and/or rebalanced. Please revise to include this information in all instances.

Response:	The Registrant has revised the disclosure to include weighting and rebalancing information for each index fund.

Comment 4.	Please advise whether a party other than the funds’ sponsor or one of its affiliates will be providing each fund’s initial (seed) capital. If so, please identify in your response the party providing the seed capital and describe its relationship with the respective fund.

Response:	The initial seed capital investment for the Registrant will be provided by the investment adviser to the funds, Emles Advisors LLC.

Comment 5.	Please advise why some of the index funds do not include language in the lead-in paragraph to the fee table regarding secondary market costs.

Response:	The Registrant has included disclosure regarding secondary market costs in the lead-in paragraph to each fund’s fee table.

Comment 6.	Please advise as to the meaning of the line item “Total Other Expenses” in certain of the fee tables for the index funds.

Response:	The Registrant has removed the line item “Total Other Expenses” from each fund’s fee table.

David L. Orlic

September 4, 2020

Comment 7.	Please advise why each index fund has a concentration risk, even though only two of these funds appear to have concentration policies.

Response:	The Registrant has removed concentration risk from the principal risk disclosure for those index funds that do not have a concentration policy.

Comment 8.	The principal risks are presented in alphabetical order. Please order the risks to prioritize those that are most likely to adversely affect each fund’s net asset value, yield and total return. After listing the most significant risks, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	For each fund, the Registrant has listed the most significant risks first, and has left the remainder of the risks in alphabetical order to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks.

Comment 9.	For each of the funds, prospectus disclosure states “Since the Fund’s investment objective has been adopted as a non-fundamental investment policy, the Fund’s investment objective may be changed without a vote of shareholders upon 60 days’ written notice to shareholders.” Please revise this disclosure to be consistent with similar disclosure in the Statement of Additional Information and include principal investment strategy and, as applicable, the Index.

Response:	The prospectus disclosure referenced in Comment 9, with respect to the each of the funds has been updated to read as follows: “The Fund’s investment objective and principal investment strategy, as well as the Index, are non-fundamental policies and may be changed by the Board without shareholder approval, as long as shareholders are provided with at least sixty (60) days’ prior written notice of any such change.”

David L. Orlic

September 4, 2020

Emles Alternative Credit ETF

Principal Investment Strategies, page 2

Comment 10.	Please disclose what “private credit” and “securitized credit” mean. In addition, please explain if (and why) “corporate bonds” are deemed alternative credit. Finally, please disclose credit rating and duration/maturity parameters for the index.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 11.	Please clarify the paragraph describing weighting of this index.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 12.	Please advise whether this or any other fund will be investing materially in covenant-lite loans, CLOs, or Libor-based loans, and, if so, whether there is an asset-based percentage limitation on investments in CLOs. We may have further comment.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

No other funds in the Trust anticipate investing materially in covenant-lite loans, CLOs, or LIBOR-based loans.

David L. Orlic

September 4, 2020

Emles AAA ABS ETF

Principal Investment Strategies, page 2

Comment 13.	Disclosure states, “The securities in the Index must have a maturity greater than or equal to [12] months from the Index rebalancing date and at least one month to the last expected cash flow.” Please further clarify the expected maturity of the index’s or fund’s investments. This comment also applies to the Emles High Quality ABS ETF. Also, for all other funds investing in debt securities, please ensure maturity and quality parameters are disclosed in the strategy summary section.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

The Registrant has revised the principal strategy disclosures for other funds investing in debt securities to include maturity and quality parameters.

Comment 14.	It appears that the fund will invest significantly in AAA ABS. Please describe to us in greater detail the types of investments that are securitized in these ABS (e.g., leveraged loans, student loans, credit card receivables, mortgage backed-securities). Given the liquidity profile of these investments, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155. This comment also applies to the Emles High Quality ABS ETF.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Emles Protective Allocation ETF

Comment 15.	The name of this fund suggests protection, but it will invest significantly in equities. Please advise how the name of the fund is nevertheless not misleading.

Response:	The principal investment strategies section has been revised to clarify that despite the Fund’s equity holdings, it intends to offer protection in line with the Fund’s name, as follows:

The Index is designed to provide exposure to those publicly traded securities that can preserve capital and survive through a longer and more persistent economic downturn. In general, no less than 80% of the exposure in the Index will be comprised of corporate credit securities and equity securities issued in the U.S. by U.S. companies (including American Depository Receipts (“ADRs”)), based on percentage of capital deployed (or exposure) in the Index. The majority of the exposure (approximately 55%) will be corporate credit securities, with approximately 35% exposure to equity securities. The Index is rebalanced on a quarterly basis and, in certain circumstances, such as a merger between two or more Index constituents, a special rebalance may be completed to maintain the Index’s weighting scheme.

The initial universe of corporate credit securities and equity securities eligible for inclusion in the Index must meet certain criteria in accordance with the Index methodology. For example, the companies included must have a minimum of $50 billion market capitalization and at least a BBB+ rating by S&P for long term USD denominated debt (although companies with no corporate debt outstanding or “NR” (not rated) may still be included). The corporate credit securities and equity securities are further refined using proprietary scoring methodology that considers, among other things, the balance sheet health, earnings cadence, debt paydown ability and other relevant factors as applicable. Corporate credit securities will only be included in the Index if a minimum of 3 years maturity remain. The remaining exposure in the Index will be comprised of put options, commodities (in the form of futures contracts) and Treasury Inflation-Protected Securities (“TIPS”), as part of the protective and defensive component of the Index. Put options, futures contracts and TIPS that are considered or generally viewed as defensive in nature, both during a period of economic and/or market stress or uncertainly, will ultimately be included in the Index so as to provide a level of protection in light of the weighting in the Index.

David L. Orlic

September 4, 2020

Comment 16.	Please advise why “Index-Related Risk” is not included for this fund. The comment also applies to the Emles Made in America ETF.

Response:	“Index-Related Risk” has been added to the principal risks of the Emles Protective Allocation ETF and Emles Made in America ETF.

Emles Real Estate Credit ETF

Comment 17.	Please include an index sampling risk for this fund, or advise why you believe it is unnecessary.

Response:	Index sampling risk has been added to the principal risk disclosures for the Emles Real Estate Credit ETF.

Emles @Home ETF

Principal Investment Strategies, page 2

Comment 18.	In the third sentence of the second paragraph of this section, please remove the phrase “but is not limited to.”

Response:	The Registrant has removed the phrase “but is not limited to” and revised the relevant paragraph as follows:

The Index is comprised of U.S. dollar-denominated equities publicly issued by U.S. companies that provide exposure to the Index’s theme of home living. Companies relevant to the Index’s home living theme are those that substantially focus on and significantly benefit from the trend of increased and diverse home activities. The eligible universe of the Index consists of those companies that are included in at least one of the following sectors, as classified under the Global Industry Classification Standards (“GICS”): industrials, consumer discretionary, consumer staples, health care, information technology, and communication services. Companies classified under the aforementioned GICS codes may include companies whose principal business is offering products or providing services related to: at-home work productivity, e-commerce, home health and fitness, home security, home entertainment and telecommunications (e.g., internet, cable,  streaming and gaming), home supplies and goods, and digital lifestyle and social media platforms (each of the foregoing, a “sub-theme”).  The Index may at times include companies that do not fall into the listed sub-themes, but nonetheless are classified under the eligible GICS codes for the Index.

David L. Orlic

September 4, 2020

Comment 19.	For funds like this one, where the index provider is affiliated with the Adviser, please disclose the nature of the affiliation.

Response:	The Registrant has updated the description of the index provider to indicate that Emles Indexing LLC is an affiliate of, and under common control with, the Adviser. This update has been made with respect to all self-indexed funds.

Emles Made in America ETF

Principal Investment Strategies, page 2

Comment 20.	Please more clearly disclose whether this fund will seek to replicate the index or use a representative sampling approach.

Response:	The Fund seeks to replicate the index, and the principal investment strategy has been updated accordingly.

Emles CoCo ETF

Principal Investment Strategies, page 2

Comment 21.	Please complete the first paragraph of this section.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Comment 22.	Disclosure states that index that is designed to provide exposure to liquid, high-yield and high-quality CoCos issued only by certain banks and with a certain classification. Please further clarify quality in the strategy section.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 23.	Given the liquidity profile of CoCos, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on CoCos and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 24.	Please disclose this fund’s concentration policy in the Item 4 disclosure.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Comment 25.	Please advise why this and certain other funds do not include “New Adviser Risk.”

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

New Adviser Risk has been included in the principal risk disclosures for all other funds.

Emles Partners Fund, Emles Infrastructure Opportunity Fund, Emles Infrastructure Select 40 Fund

Comment 26.	For each fund, please disclose in the prospectus its policies on dividends and distributions. See Item 11(d) of Form N-1A.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 27.	Item 9 disclosure indicates that these funds have minimum initial and subsequent investment requirements. Please include this information in the prospectus summary. See Item 6(a) of Form N-1A.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Comment 28.	Each fund has disclosure regarding duration risk. Please disclose an explanation of this concept and include an example.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 29.	Please modify the first sentence of the lead-in paragraph of Fund Fees and Expenses to state that it describes the fees and expenses that an investor may pay if the investor buys, holds, and sells shares of the fund.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 30.	In each section entitled “What Else Do I Need To Know About Class A Shares’ CDSC?”, disclosure indicates that there is a CDSC applicable to Class A shares. The fee table indicates that there is no deferred sales charge for Class A shares. Please revise. In the noted section, please also disclose the certain circumstances under which this will be waived.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Comment 31.	In each section entitled “When Are Class A Shares Not Subject To A Sales Load?” please identify by name the intermediaries who have entered into the described agreements.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Emles Partners Fund

Example, page 2

Comment 32.	Please include after the Example the statement included for the other two funds regarding sales charge (loads) on reinvested dividend and other distributions, or advise why this is not necessary.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Emles Infrastructure Opportunity Fund

Principal Investment Strategies, page 2

Comment 33.	The names rule 80% test for this fund is limited to MLP and pipeline companies. MLPs can be engaged in activities that are not characterized as “infrastructure.” Please revise this test to address this, or advise as to how the name of this fund is not misleading. We also note that “pipeline companies” are defined as “entities of which the largest component of assets, cash flow or revenue is associated with the operation or ownership of energy pipelines and complementary assets.” This standard would permit investment in entities whose engagement in infrastructure is relatively minimal, provided that the entity invests in many diverse activities. Please revise to address this. Finally, please disclose the specific SIC classification referenced in this definition.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Fund Fees and Expenses

Comment 34.	Please include current income expense and deferred income expense lines in the fee table. This comment also applies to the Emles Infrastructure Select 40 Fund.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Emles Infrastructure Select 40 Fund

Fund Fees and Expenses, page 1

Comment 35.	Please correct the footnote numbering in this section. Please also move the tax disclosure appearing after the first sentence in the last footnote to a location elsewhere in the document.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Principal Investment Strategies, page 2

Comment 36.	The names rule 80% test is restricted to companies that are “engaged in” certain activities. Please revise to include more specific criteria for making the determination that these are infrastructure investments. Please also revise the definition to exclude refining, marketing, exploration, mining and production, which do not appear to be infrastructure activities, or advise as to how including these activities is appropriate.

Response:	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 37.	Please specify the fund’s concentration policy in this disclosure.

Response.	The Registrant has decided not to pursue this product as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Both Statements of Additional Information

Comment 38.	Please date each Statement of Additional Information.

Response:	The Registrant has added a space for a date of the SAI, to be populated upon effectiveness of the Trust, and has added a date for the preliminary SAI.

David L. Orlic

September 4, 2020

Comment 39.	Please disclose the percentage of each fund’s equity securities owned by all officers, directors, and members of any advisory board of the fund as a group. See Item 18(c) of Form N-1A.

Response:	The Registrant has disclosed the percentage of each fund’s equity securities owned by all trustees and officers, as a group, in the SAI.

Comment 40.	Please disclose who controls the Adviser. See Item 19 of Form N-1A.

Response:	The Registrant has added the following information under the section entitled “Investment Advisory and Other Services:” “The Adviser is a wholly owned subsidiary of Yleana Holdco LLC, which is wholly owned by Yleana Management LLC. Yleana Management LLC is majority owned by Gabriel Hammond.”

Statement of Additional Information for Emles Partners Fund, Emles Infrastructure Opportunity Fund, Emles Infrastructure Select 40 Fund

Comment 41.	The concentration policies for the two infrastructure funds don’t match, or are not set forth in, their respective prospectuses. Please conform.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 42.	Please disclose the required information regarding the valuation committee. See Item 17(b)(2) of Form N-1A.

Response:	The Registrant has decided not to pursue these products as part of its initial Registration Statement and has removed them from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue these products, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Exhibits

Comment 43.	Please include the undertaking required by Rule 484(b)(3) under the Securities Act of 1933.

Response:	The Registrant has included the undertaking required by Rule 484(b)(3) in Part C under Item 30.

Supplemental Comments – Index Methodologies

Emles Alternative Credit Index

Comment 44.	Please update the principal investment strategy in the Fund’s prospectus regarding weighting of the Index to conform to the weighting of the Index noted in the methodology document.

Response:	The Registrant has decided not to pursue the product that intended to replicate this index as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Emles Protective Allocation Index

Comment 45.	The methodology document indicates that the Index will have approximately 35% exposure to equities and 55% exposure to corporate credit. Please disclose these exposure percentages in the Fund’s principal investment strategy disclosure.

Response:	The Registrant has revised the disclosure in the principal investment strategy section of the fund’s prospectus as requested.

David L. Orlic

September 4, 2020

Emles Home Lifestyle Index

Comment 46.	The principal investment strategy in the prospectus indicates that the eligible universe of the Index consists of companies that are classified under one of the following GICS codes: industrials, consumer discretionary, consumer staples, health care, information technology, and communication services. The methodology document indicates a much broader list of potential GICS classifications, please advise why the prospectus disclosure appears more limited than the index methodology.

Response:	The Registrant notes that the GICS codes listed in the methodology documents are all considered “sub-sectors” of the sectors listed in the prospectus document. The sectors listed in the prospectus encompass a broader range of companies than the sub-sectors listed in the methodology document.

Comment 47.	The methodology document states that the Index may hold up to only two securities with market capitalizations above $1 Trillion, but the principal investment strategy for the Fund states this value is $750 billion. Please advise, or conform prospectus to index methodology.

Response:	The Registrant has conformed the disclosure in the prospectus to what was provided in the methodology document.

Comment 48.	The methodology document states that securities with market capitalizations above $750 billion are capped to a 4% weighing in the Index, whereas the principal investment strategy for the Fund states that that securities with market capitalizations above $500 billion are capped to a 5% weighing in the Index. Please advise, or conform prospectus to index methodology.

Response:	The Registrant has conformed the disclosure in the prospectus to what was provided in the methodology document.

Emles American Manufacturing Index

Comment 49.	The methodology document states that in order for a security to be considered in the universe of the Index, it must be featured on the annual Industry Week 500 Top US Manufacturing Companies list. Please add this information to the principal investment strategy disclosure in the prospectus and remove language stating that the Index Provider conducts its own research to determine the top 500 US manufacturing companies.

Response:	The Registrant has revised the disclosure as requested.

David L. Orlic

September 4, 2020

Comment 50.	The principal investment strategy in the prospectus states, with respect to narrowing down the universe of securities for the Index, that “[t]he list of companies are further refined to select only those that have a weighted average manufacturing footprint of at least 90% across America, and each individual constituent company having at least a 60% manufacturing footprint based in America.” These percentages (90% and 60%) are not included in the methodology document, please advise.

Response:	The Registrant notes that the securities in which the fund will invest will reflect the additional selection criteria referenced above – a weighted average manufacturing footprint of at least 90% across America, and each individual constituent company having at least a 60% manufacturing footprint based in America. The index provider has updated the methodology to include this additional selection criteria and has provided the revised methodology on a supplemental basis.

Solactive Axiom Liquid Contingent Capital Global Market TR Index Series

Comment 51.	Under the “Index Specifications” heading in the methodology document, the Index Provider indicates that the universe is composed of AT1 and RT1 securities, however, the principal investment strategy in the Fund’s prospectus does not discuss RT1 securities, please advise.

Response:	The Registrant has decided not to pursue the product that intended to replicate this index as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

Comment 52.	Under the “Composition of the Index” heading in the methodology document, the Index Provider indicates that the selection pool for selection of index constituents comprises bonds that fulfill certain conditions, including a defined loss absorbing mechanism, noting that a predefined trigger level for the security write-down should be available. This information is not included in the principal investment strategy in the Fund’s prospectus, please advise.

Response:	The Registrant has decided not to pursue the product that intended to replicate this index as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

David L. Orlic

September 4, 2020

Comment 53.	Under the “Composition of the Index” heading in the methodology document, the Index Provider indicates that the selection pool for selection of index constituents comprises bonds that fulfill certain conditions, including that the bond issuer must have an investment grade senior rating from at least on of S&P Rating Services, Moody’s Investor Service, or Fitch. This information is not included in the principal investment strategy in the Fund’s prospectus, please advise.

Response:	The Registrant has decided not to pursue the product that intended to replicate this index as part of its initial Registration Statement and has removed it from Pre-Effective Amendment No. 1 to the Registration Statement. In the event that the Registrant, at a later date after the Trust’s Registration Statement is declared effective, decides to pursue this product, the Registrant will file a post-effective amendment to its Registration Statement under Rule 485(a) with updated disclosure, as applicable, in consideration of this comment.

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If you have any questions, please call the undersigned at 202-263-4144.

Very truly yours,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

Cc: JoAnn M. Strasser